ARTICLES OF MERGER

OF

TWO SUNS L.L.C.

(a Utah limited liability company)

AND

MCT HOLDING CORPORATION

(a Nevada corporation)

To the Secretary of the

State of Nevada and

the Department of  Commerce of

the State of Utah

Pursuant to the provisions of Section 92A.190 of the Nevada Revised Statutes, and Section 48-2c-1407 of the Utah Revised Business Corporation Act, it is hereby certified that:

1.

The names and addresses of the merging corporations are Two Suns, L.L.C., 9005 Cobble Canyon Lane, Sandy, Utah 84093, which is a limited liability company organized under the laws of the State of Utah ("Two Suns"), and MCT Holding Corporation, 9005 Cobble Canyon Lane, Sandy, Utah 84093, which is a business corporation organized under the laws of the State of Nevada ("MCT").

2.

The following is the Plan of Merger (the "Plan") for merging Two Suns with and into MCT as approved by the Managing Director of Two Suns and the Board of Directors of MCT, pursuant to which MCT will be the surviving corporation, to-wit:

2.1

Merger and Surviving Corporation.  Two Suns will merge with and into MCT; MCT will be the surviving corporation, and the separate existence of Two Suns shall cease.  Until amended, modified or otherwise altered, the Articles of Incorporation of MCT shall continue to be the Articles of Incorporation of the surviving corporation; and the Bylaws of MCT shall become the Bylaws of the surviving corporation.

2.2

Share Conversion.  Each 1% members' interest in Two Suns shall, upon the effective date of the Plan of Merger, be converted into 2,000 shares of common stock of MCT.  If all of the Two Suns members adopt and ratify the Plan of Merger, MCT shall be obligated to issue an aggregate total of 200,000 shares of its $0.001 par value common stock in exchange for all of the outstanding members' interests of Two Suns.

2.3

Survivor's Succession to Corporate Rights.  The surviving corporation shall thereupon and thereafter possess all the rights, privileges, powers and franchises as well of a public as of a private nature, and be subject to all of the restrictions, disabilities and duties of Two Suns; and all and singular, the rights, privileges, powers and franchises of Two Suns, and all property, real, personal and mixed, and all debts due to Two Suns on whatever account, as well for stock subscriptions as all other things in action or belonging to Two Suns shall be vested in the surviving corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the surviving corporation as they were of Two Suns, and the title to any real estate vested by deed or otherwise in Two Suns shall not revert or be in any way impaired by reason of the Plan of Merger; but all rights of creditors and all liens upon any property of Two Suns shall be preserved unimpaired, and all debts, liabilities and duties of Two Suns shall thenceforth attach to the surviving corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.  Specifically, but not by way of limitation, the surviving corporation shall be responsible and liable to dissenting stockholders of Two Suns; and any action or proceeding whether civil, criminal or administrative, pending by or against Two Suns shall be prosecuted as if the Plan of Merger had not taken place, or the surviving corporation may be substituted in such action or proceeding.

2.4

Survivor's Succession to Corporate Acts, Plans, Contracts, etc.  All corporate acts, plans, policies, contracts, approvals and authorizations of Two Suns and its stockholders, Board of Directors, committees elected or appointed by the Board of Directors, executive officers and agents, which were valid and effective immediately prior to the effective time of the Plan of Merger, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of the surviving corporation and shall be as effective and binding thereon as the same were with respect to Two Suns.  The employees of Two Suns shall become the employees of the surviving corporation and continue to be entitled to the same rights and benefits which they enjoyed as employees of Two Suns.

2.5

Survivor's Rights to Assets, Liabilities, Reserves, etc.  The assets, liabilities, reserves and accounts of Two Suns shall be recorded on the books of the surviving corporation at the amounts at which they, respectively, shall then be carried on the books of Two Suns, subject to such adjustments or eliminations of inter-company items as may be appropriate in giving effect to the Plan of Merger.

2.6

Directors and Officers.  Except as indicated by separate resolution of the Board of Directors of MCT, all of the present directors and executive officers of MCT shall continue as directors and executive officers of the surviving corporation, to serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their respective prior resignations or terminations.

2.7

Principal Office.  The principal office of the surviving corporation shall be 9005 South Cobble Canyon Lane, Sandy, Utah 84093.

2.8

Adoption.  The Plan of Merger must be adopted by the Board of Directors of MCT, the Manager of Two Suns, all of the members of Two Suns, and by Two Suns as the Sole Stockholder of MCT.

2.9

Dissenters' Rights and Notification.  The Plan of Merger requires the affirmative vote of all of the members of Two Suns and of Two Suns as the Sole Stockholder of MCT; accordingly, no dissenters' rights are applicable to the Plan of Merger..

2.10

Effective Date.  The Effective Date of the Plan of Merger shall be the date when the Articles of Merger are filed and accepted by the Secretary of State of the State of Nevada and at such time as all applicable provisions of the Nevada Revised Statutes and the Utah Revised Business Corporation Act have been met.

2.11

Delivery of Shares.  On the Effective Date, stock certificates representing an aggregate of 200,000 shares of common stock of MCT shall be exchanged for members interests of Two Suns.

3.

The Plan has been duly authorized and approved by all members of Two Suns, in accordance with Sections 48-2c-803 and 48-2c-1408 of the Utah Revised Business Corporation Act; and by the Board of Directors and sole stockholder of MCT, in accordance with the provisions of Section 92A.120 of the Nevada Revised Statutes.

4.

The applicable provisions of the Nevada Revised Statutes and the Utah Revised Business Corporation Act relating to the merger of Two Suns with and into MCT will have been complied with upon compliance with any of the filing and recording requirements thereof.

5.

The merger herein provided for shall become effective in the State of Nevada on the date of filing hereof.

TWO SUNS, L.L.C.

Date: 11/8/04.

By  /s/ David C. Merrell

      David C. Merrell, Managing Member

MCT HOLDING CORPORATION

Date:  11/8/04.

By  /s/ David C. Merrell

      David C. Merrell, President

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